September 4, 2009



John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:  Stratus Media Group, Inc.
     Supplemental Correspondence Submitted July 6, 2009 Re Forms 10-K and 10-K/A For Fiscal Year Ended December 31, 2008 and Form 8-K filed March 14, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009
     File No.:  0-24477


Dear Mr. Reynolds:

This letter is in response to the above. The following responses are numbered to correspond to the comments made in your letter of July 24, 2009, which appear in italics as a means of reference:

     1. We note in your response to comment 4 in our letter dated May 22, 2009, that generally the Company reviews the value of intangible assets and related goodwill in February or March, as part of its annual reporting process. Please disclose the as of date on which the annual impairment test of your reporting units is conducted.

The tests are conducted as of December 31 of the year being reported, which we will make clear in the disclosure.

     2. We note the assumptions by reporting unit in your response to comment 4 in our letter dated May 22, 2009. We further note the reasons you believe each intangible asset is recoverable in your response to comment 13, and your response to comment 16 on the event acquisition liabilities. In light of the fact that your events and the Stratus Rewards program have not generated any substantial revenues since you made the respective acquisitions over the course of 1998 through 2005, please expand your disclosure to explain the basis for your determination that each event will take place by the year designated in your response and how you will find a sponsor for and re-commence the Stratus Rewards program by 2010. In addition, tell us the basis for your belief that the events would generate profits in addition to revenues.

We believe that the events carried as intangible assets on the balance sheet will generate revenues and be profitable because they were profitable when they were acquired by Stratus and the Company has demonstrated that it can operate events in a profitable manner.

The following chart shows each event with an intangible value on the balance sheet and the peak revenue and gross margin that each event achieved prior to acquisition. It should be noted that most events while privately owned tend to commingle business and personal expenses in an attempt to minimize profitability and the attendant tax liability, and that once owned by the Company we have or intend to eliminate those personal expenses in an attempt to maximize profitability.

                                             Pre- Acquisition Peak Year Results (rounded to nearest thousand)
                                            -------------------------------------------------------------------
                                Peak Year              Revenues          Gross Margin $           Gross Margin %
                             -------------- ---------------------- ---------------------- ---------------------
Long Beach Marathon                   1998            $ 2,300,000            $ 1,326,000                 57.7%
Freedom Bowl                          1996              3,603,000                607,000                 16.8%
Athlete management                    1999              1,150,000                375,000                 32.6%
Santa Barbara Concours                2000                880,000                229,000                 26.0%
Concours on Rodeo                     2001              1,304,000                274,000                 21.0%
Core Tour                             2002              2,300,000                667,000                 29.0%
Maui Music Festival                   2000                923,000                203,000                 22.0%
                                            ---------------------- ----------------------
                                                     $ 12,460,000            $ 3,681,000                 29.5%
                                            ====================== ======================

Of the above events, only the Core Tour events and a smaller-scale Concours on Rodeo were run by the Company after being acquired. The following table shows the revenues and gross margin for these two events, along with the results for the Stratus Rewards program after it was acquired by the Company:

                                                             Post Acquisition (rounded to nearest thousand)
                                 Period     --------------------------------------------------------------------------
                                Operated                Revenues             Gross Margin $         Gross Margin %
                             -------------- ------------------------ -------------------------- ----------------------
Core Tour                         FY 2004               $ 1,457,406                  $ 379,930                  26.1%
Stratus Rewards                  8/05-10/07                 517,620                    517,620                 100.0%
Concours on Rodeo                    7/07                   129,259                     53,139                  41.1%
                                            ------------------------ --------------------------
                                                        $ 2,104,285                  $ 950,689                  45.2%
                                            ======================== ==========================

In addition to the above, a Superbowl-related event was held in the first quarter of 2008 with revenues of $33,606 and direct costs of $24,679, for a gross margin of 26.6%, which we believe further underscores the Company's ability to conduct events profitably.

With regard to the expected timing of conducting the events, the disclosure in the 10K will include the following:

"With regard to the timing of the events in these forecasts, the Santa Barbara Concours event will be held October 31 to November 1, 2009. Most events are held during the summer months and require approximately six months of lead time to adequately plan the event. We believe that with the receipt of adequate funding by the end of 2009, we will have more than sufficient time to plan and execute the Concours on Rodeo, Core Tour and Maui Music events for the summer of 2010. To allow for the NCAA approval process, we deferred the assumed start of the Freedom Bowl until 2011."

With regard to re-commencing the Stratus Rewards program, the disclosure in the 10K will also include the following:

"We have hired an experienced bank executive as Vice President of Stratus Rewards with the sole responsibility to obtain one or more new banks as partners in the program and to relaunch the program by 2010. After becoming acquainted with the Stratus Rewards program, this executive identified 19 financial institutions as potential partners with the Company in the Stratus Rewards program. Following discussions with each institution, it was determined that: five serve as exclusive outsourcers to other institutions only or use outsourcing and do not make program decisions; two have their own high-end cards; and four declined for various reasons (no co-branding, policy of avoiding high-end market, etc.). Of the eight remaining institutions, five have received a request for quotation and are in active discussions regarding partnering with the Company on a co-branded Stratus Rewards program and three are in the preliminary stages of discussions but have indicated an interest in moving forward. Given this dedicated resource to obtaining one or more partners for the Stratus Rewards program, the strong interest in pursuing partnership by five institutions and the active interest by three other institutions in pursuing partnership, the Company believes strongly that it will be able to find a sponsor for and re-commence the Stratus Rewards program by 2010."

     3. We note in your response to comment 16 in our letter dated May 22, 2009, that pursuant to the terms of the Concours on Rodeo and Core Tour/Action Sports Tour Asset Purchase Agreement you are required to make cash payments to ensure that these assets can be utilized without additional legal action by the former owners. With respect to the Concours on Rodeo and Core Tour/Action Sports Tour intangible assets of $600,000 and $1,067,069, respectively, please explain to us how you determined these to be assets. In that regard, explain why you believe you have acquired the right to the license agreements or control of the license agreements when you cannot utilize them without legal action being taken by the former owners.

In re-reading our July 4, 2008 response to comment 16, the response should have read "without threat of additional legal action," rather than "without additional legal action." The Company held a nationally advertised, but smaller-scale, Concours on Rodeo event in the third quarter of 2007 that resulted in $129,259 of revenues and the Company did not hear anything from the former owners.

The acquisition of Concours on Rodeo closed on June 18, 2004, which resulted in Pro Sports & Entertainment, Inc. (the predecessor company to Stratus Media Group, Inc.) acquiring 100% ownership in Concours on Rodeo, LLC, which in turn owned the rights to the venue on Rodeo Drive in Beverly Hills and a number of registered trademarks, including "Concours on Rodeo(R)," "Beverly Hills Concours(R)," and others. As consideration for this acquisition, the Company was required to pay $600,000, with $200,000 around the time of closing, $200,000 around the time of the 2005 Concours on Rodeo event and $200,000 around the time of the 2006 Concours on Rodeo event. The Company paid $200,000 in cash at the time of closing but has not made the remaining payments because the 2005 and 2006 Concours on Rodeo events were not conducted.

The acquisition of Core Tour closed on February 4, 2004 and resulted in the Company acquiring 100% of Core Tour LLC, which has exclusive license and ownership of venues and trademarks relating to the Core Tour Events. Consideration paid by the Company for this acquisition was $200,000 cash at closing, $200,000 cash payable within 30 days of closing, a percentage of gross revenues and sponsorship receipts and a series of consulting payments to the former owners. Of the $1,067,069 required as consideration, the Company paid $583,351 in cash but was unable to complete the remaining $483,718 due to liquidity constraints. This remaining payment owed by the Company led to the lawsuit by the former owners and the resulting settlement agreement dated May 11, 2006, which was subsequently superseded by an agreement dated July 31, 2008 that extended the payment date to December 31, 2008 and called for the accrued interest to be paid to the former owners through the issuance of the Company's common stock. This stock has been issued to the former owners.

In both the Concours on Rodeo and Core Tour acquisitions, the Company paid substantial amounts of cash consideration, obtained full ownership of the LLC that ran each event and in turn acquired all the intellectual property for each event. With regard to the Concours on Rodeo, and event has been held using related intellectual property without any mention of legal action by the former owners. As noted below, the settlement agreement reach with Core Tour specifically leaves ownership of the Core Tour assets with the Company, even in the event that the Company defaults in payments to the Core Tour. Accordingly, the Company believes it is appropriate to book these acquisitions as assets.

     4. We note in your response to comment 16 in our letter dated May 22, 2009, that you did not make the $482,126 payment in cash to the previous owners of the "Core Tour" by December 31, 2008 and that you expect to conclude a modification to allow for the delayed payment of this amount. Please disclose the consequences of not making the payment in the event that you do not come to such an agreement with the previous owners.

The Settlement Agreement and General Release among the Company, Core Tour LLC and the Core Tour Partners dated July 31, 2008 ("Core Tour Agreement") sets forth the requirement of a cash payment by the Company to the Core Tour Partners of $482,126.30 in Section 2(a) and the requirement that the Company issue $144,100 worth of the Company's common stock to the Core Tour Partners to settle accrued interest and penalties.

Section 12 of the Core Tour Agreement states: "The Core Tour Parties represent and warrant that they will only file for a Use or Return of Judgment with the Court in the event the conditions set forth in Paragraph 2(a) and Paragraph 2(d) of this Settlement Agreement, and all conditions set forth in the Entry of Judgment, are not met."

Section 14 of the Core Tour Agreement states: "This Settlement Agreement, including the fully executed exhibits identified herein, contains the sole, complete, and entire agreement and understanding of the Parties concerning the matters contained herein...nothing herein shall affect the ownership rights of any property owned by Pro Sports, intellectual or otherwise, except as provided in the Entry of Judgment." The Judgment referred to in the Core Tour Agreement required payment of the $482,126.30, plus accrued interest and penalties, and did not require the Company to relinquish its ownership in the Core Tour assets.

Therefore, the disclosure in the 10K will include:

"If the Company is not able to agree on a timetable for payment of the $482,126 and/or is not able to pay the Core Tour parties, the Core Tour parties have the right to enforce their judgment against the Company in that amount, but under the terms of the settlement agreement, the Company retains all rights to the Core Tour assets."

     5. We note in your response to comment 17 in our letter dated May 22, 2009, that the accounts payable written off in 2007 and 2008 of $560,549 and $20,642, respectively, were originally "set up in error" in 2003 and 2004, respectively, and that you determined this upon an extensive review of accounts payable. Please tell us how you considered SFAS 154 with respect to the accounts payable set up in error and written off in 2007 and 2008, in determining whether to correct the error in a restatement to your financial statements.

In re-reading our July 4, 2008 response to comment 17, the use of the phrase "in error" was a poor choice of words and the structure of the explanation should have paralleled the explanation for the removal of the Snow and Ski Tour acquisition liability in the paragraph immediately above.

The payables were not set up in error and, as noted in our July 4th response, they were established in anticipation of events being held in 2004 and 2005 that were subsequently canceled. Given that these payables were regarded as valid and the California statute of limitations is four years for enforcement of a written contract, the Company and its auditors kept these payables on the books for 2005 and 2006. Our 2007 and 2008 audits were done concurrently and past the four-year statute of limitations for collection under California law. Rather than take the gain from the writeoff of the payables entirely in 2008, we felt it was more conservative to take the majority of the gains in 2007 to allow for better comparability between the 2009 results and the 2008 results.

Since there was no error, we did not consider SFAS 154 to be applicable. Again, the Company believes that the expiration of the statute of limitations constitutes the "legal release" required for the extinguishment of a liability under paragraph 16(b) of SFAS 140 and was further supported that by the time of the 2007/2008 audits there had been no communication or collection efforts on the part of the vendors whose payables have been written off.

     6. We note in your responses to comments 21 through 27 in our letter dated May 22, 2009, that you will modify your DC&P and ICFE disclosure in your amended Form 10-K. Please provide us with the test of your revised Item 9A(T) disclosure that will be included in your amended Form 10-K. We expect that your disclosure with regards to DC&P will describe the circumstances surrounding the filing of your Form 10-K in error and how this was considered in your DC&P assessment and effectiveness conclusion. If you now determine that your DC&P was ineffective as of December 31, 2008, please add disclosure that describes the factors that support your conclusion that your ICFR was effective in light of the ineffectiveness of your DC&P.

Upon further review and examination of the restatement of the 2008 10-K/A and the Company not filing the 2007 audited financial statements within the required timeframe, the Company has reached the conclusion that both the ICFR and DC&P were ineffective as of December 31, 2008.

Accordingly, the proposed text for revised Item 9A(T) is as follows:

Item 9A(T).   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     The term "disclosure controls and procedures" means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     Our Chief Executive Officer and Acting Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934 (the "Exchange Act") Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the "Evaluation Date"), has concluded that as of the Evaluation Date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act
(i) is recorded, processed, summarized and reported as and when required and
(ii) is accumulated and communicated to our management, including our Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. This conclusion is based on the following two events:

     1. At the time the Company executed a "reverse merger" with Feris International, Inc. and filed the related Report on Form 8-K on March 14, 2008, the Company did not include in this Report on Form 8-K, as required, the 2007 audited financial statements for Pro Sports & Entertainment, Inc., the survivor of the reverse merger for accounting purposes. The 2007 audited financial statements for Pro Sports & Entertainment, Inc. were filed with the Commission on April 14, 2009, in connection with the filing of the Company's Annual Report on Form 10-K for 2008.

     2. As the result of damage caused by a computer virus on the computer used by the Company to prepare and file the Annual Report on Form 10-K for 2008, the report that was filed at 5:25pm on Wednesday, April 15, 2009 was rushed, filed in error and did not contain the financial statements updated for a $65,316 legal accrual in 2007 and $1,015,000 in impairment charges in 2008, as set forth in the "Why this Report is Being Filed" section of the amendment to the Annual Report on Form 10-K for 2008 that was filed on April 17, 2009 and effective on April 20, 2009.

     To improve the weaknesses exposed in event 1 above, we are in the process of hiring John Moynahan, the consultant who has been our acting Chief Financial Officer, as a full-time employee with the responsibility of improving our controls and procedures. In addition, we engaged new independent auditors.

     To mitigate the weaknesses exposed in event 2 above, the Company now uses an online, internet-based backup service to backup the computer files containing financial and reporting data several times a day. In addition, this data is also backed up on an external hard drive for added security. The Company has installed a much stronger antivirus and firewall program to minimize the risk of computer virus protection. This computer that is used for preparing financial reports is scanned for viruses on a daily basis and all incoming computer and internet signals are scanned for viruses on a real-time basis.

     In addition to the above, the Company intends to hire a third-party consultant with expertise in controls over reporting, to ensure better compliance with GAAP and regulatory requirements and to provide advice to the company on reporting and regulatory requirements to prevent this situation from occurring in the future.

     7. We note your responses to comments 28, 29, and 30 from our letter dated May 22, 2009, indicating that you will make such changes in an amendment to your Form 10-K. We are unable to clear these comments until the amended Form 10-K has been filed. To the extent you wish to clear the proposed disclosure before filing the amendment, please provide us with your revised narrative disclosure in response to each comment.

The revised disclosure in the 10K to address comments 28 and 29 is as follows:

ITEM 11. EXECUTIVE COMPENSATION

Overview of Executive Compensation Program

     Until the Compensation Committee is established, the board of directors has responsibility for establishing, implementing and monitoring our executive compensation program philosophy and practices. The board seeks to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

Executive Compensation

     The following table sets forth information concerning the compensation earned by our Chief Executive Officer and acting Chief Financial Officer during fiscal 2008 and 2007:

Name and                                                                        Non-Equity
Principal                                                         Stock       Incentive Plan      All Other
Position                Year      Salary          Bonus          Awards         Compensation     Compensation         Total
--------------------- ------- -------------   ------------ ---------------    -----------------  ---------------  ------------
Paul Feller,
     Chief Executive
     Officer and
     Chairman of
     the Board          2008     $ 240,000 (a)        $ -             $ -                  $ -              $ -     $ 240,000
                        2007     $ 240,000 (a)        $ -     $ 1,713,369 (b)              $ -              $ -   $ 1,953,369

John Moynahan,
     Acting Chief
     Financial
     Officer            2008     $ 155,000 (c)        $ -             $ - (d)              $ -              $ -     $ 155,000
                        2007      $ 27,253            $ -             $ -                  $ -              $ -      $ 27,253


--------------------------------------------------------------------------
(a)    Accrued but unpaid and accumulated in deferred salary
(b) Black-Scholes value for options to purchase 4,865,895 shares granted on january 1, 2007 pursuant to an employment agreement
(c)    $22,500 paid during the year with $122,500 in accrued expenses
(d) While there were no awards in 2008, there are options for a minimum of 1,557,183 shares of common stock that have been reserved for issuance to Mr. Moynahan upon execution of an employment agreement


     The Company has an Employment Agreement ("Agreement"), dated January 1, 2007, with Paul Feller that is effective until January 1, 2013. This Agreement requires the Company to offer a non-qualified stock option to purchase 10% of the fully diluted shares of the Company's capital stock issued and outstanding on January 1, 2007, the effective date of the Agreement. The stock option has a term of five years at an exercise price of $1.79 per share for 4,862,894 shares, vested immediately on the date of the agreement and is not assignable. This stock option is subject to a customary anti-dilution provision with respect to any stock splits, mergers, reorganizations and other such events, but does not contain any: conditions as to exercisability; tandem features; reload features; tax-reimbursement features; or any provision that could cause the exercise price to be lowered. The length of this Agreement is five years from the effective date unless the employment is terminated for another cause. During the duration of this Agreement, the Chief Executive Officer is entitled to an annual salary of $240,000 and a bonus of $250,000 in the event a Valuing Event causes the Company to be valued in excess of $100,000,000 and an additional bonus of $500,000 in the event a Valuing Event causes the Company to be valued in excess of $500,000,000. For the years ended December 31, 2008 and December 31, 2007, no bonuses have been paid by the Company in relation to this Agreement.

     John Moynahan has been providing accounting and financial services to the Company as a consultant pursuant to a consulting agreement dated November 14, 2007. This consulting agreement calls for Mr. Moynahan to be reimbursed for his travel expenses and to receive $100 per hour for services provided to the Company, with a maximum of 40 hours per week to be billed to the Company. Upon the Company raising $2 million in capital, Mr. Moynahan is entitled to receive approximately $22,000 of amounts due to him from 2007 that were deferred.

     The Company is in the process of negotiating an employment agreement with John Moynahan. Under the proposed agreement, Mr. Moynahan annual salary may not be less than $220,000. The proposed agreement further provides that Mr. Moynahan will receive annual stock options as approved by the Board of Directors, for which a minimum of 1,557,183 options to purchase shares of common stock are currently reserved for issuance upon finalization of the proposed agreement. The exercise price for these options shall be the per share value of Company's common stock at the time at such time as the proposed agreement is finalized and executed. Each of the options granted shall have a term of five years, shall vest one third upon grant, one third at the end of the first year of employment and one third at the end of the second year of employment. Such options shall terminate forty-five (45) days after the Executive's employment with the Company is terminated if such termination is for Cause or is the result of a resignation by Executive for reasons other than Good Reason. Such options shall not be assignable by Executive. Each option described above shall be subject to customary anti-dilution provision with respect to any stock splits, mergers, reorganizations or other such events. No such options have been granted to date.

     During 2008, there were no repricing or material modifications made to any outstanding options or equity-based awards.

                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

     The following table sets forth certain information relating to unexercised and outstanding options for each named executive officer as of December 31, 2008. No other equity awards otherwise reportable in this table had been granted to any of our executive officers as of that date.

                                                       Number of            Number of
                                                      Securities           Securities
                                                      Underlying           Underlying
                                                     Unexercised           Unexercised
                                                      Options               Options         Option     Option
                                                     that are              that are        Exercise  Expiration
Name                                                 Exercisable           Exercisable       Price      Date
------------------------------------------------  ------------------     --------------   --------- ------------
Paul Feller, Chief Executive Officer
and Chairman of the Board                               4,862,895                 -         $ 1.79     1/1/2012

John Moynahan, Acting Chief
Financial Officer                                               - (a)             - (a)        $ -            -


--------------------------------------------------------------------------------
(a) While there were no awards in 2008, there are options for a minimum of 1,557,183 shares of common stock that have been reserved for issuance to Mr. Moynahan upon execution of an employment agreement


Director Compensation

     No compensation was paid to board members in 2008 or 2007.

     8. Please confirm to us that you will also amend your March 31, 2009 Form 10-Q to conform with the revisions you make to your December 31, 2008 Form 10-K in response to our comments.

We hereby confirm that we will also amend our March 31, 2009 Form 10-Q, along with our June 30, 2009 Form 10-Q, to conform with the revisions we will make to our December 31, 2008 Form 10-K in response to your comments.

     9. Based on your disclosure, it appears to us that your principal executive officer and principal financial officer only concluded that your DC&P were not effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms. Please revise your Form 10-Q to disclose the conclusion of your principal executive officer and principal financial officer, regarding the effectiveness of your DC&P (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). In this regard, DC&P also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Item 307 of Regulation S-K.

We will do so in conjunction with the amendment pursuant to comment 8 above.

     10. We note in your response to comment 31 in our letter dated May 22, 2009, that the amended Form 8-K containing the December 31, 2007 financial statements of Pro Sports & Entertainment, Inc. will be filed as soon as possible. Please tell us specifically when you intend to file the amendment or, alternatively, explain to us why you do not believe it is necessary to file the amended Form 8-K.

After much review and discussion on this issue, we do not believe it is necessary or desirable to file an amended Form 8-K to include the December 31, 2007 financial statements since such statements were released to the public via the filing of our Annual Report on Form 10-K, as amended, in April 2009.

The Company specifically acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments of changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and, the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Further, we acknowledge that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Sincerely,

/s/ Paul Feller
---------------
Paul Feller
President and Chairman of the Board